# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV TECHNOLOGIES S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary Shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 177-181 AVENUE PIERRE BROSSOLETTE, MONTROUGE, France (I0), 92120
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001687078-26-000007
Filed by CIK 0001687078

## Reporting persons
- MPM BioImpact LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 26,066,806; shared voting power 0; sole dispositive power 26,066,806; shared dispositive power 0; aggregate amount beneficially owned 26,066,806 (8.8% of the class)

## Item 1. Issuer
Name of issuer: DBV TECHNOLOGIES S.A.
Address of issuer's principal executive offices: 177-181 AVENUE PIERRE BROSSOLETTE, MONTROUGE, I0, 92120.

## Item 2. Person Filing
Name of person filing: MPM BioImpact LLC
Address of principal business office or, if none, residence:
399 Boylston Street, Suite 1100
Boston, MA 02116
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 23306J309 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents five Ordinary Shares.

The shares reported herein for the Reporting Person include (i) 1 Ordinary Share, and (ii) 26,066,805 Ordinary Shares represented by ADSs.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The beneficial ownership percentage reported is based on 296,042,447 outstanding Ordinary Shares as of March 31, 2026, as disclosed in the Company's Form 10-Q filed April 30, 2026.
Percent of class: As of March 31, 2026, the Reporting Person beneficially owned 8.8% of the Ordinary Shares.
Sole power to vote or to direct the vote: 26,066,806
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,066,806
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MPM BioImpact LLC: Christopher Wolf, Chief Financial Officer (05/15/2026)